



MoMo West, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $500,000

Offering End Date: April 22, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $100,000

Company Details:

Name: MoMo West, LLC

Founded: January 20, 2015

Address: 5394 Walnut Ave, Unit A-D
            Irvine, CA 92064

Industry: Full-Service Restaurants

Employees: 40

Website: https://www.momoparadiseusa.com/

Use of Funds Allocation:

If the maximum raise is met:

$470,000 (94.00%) – of the proceeds will go towards working capital- new location buildout and equipment

$30,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 16,100 Followers





Business Metrics:

	FY22	FY23	YTD 11/30/2024
Total Assets	$3,453,262	$3,144,984	$2,947,097
Cash & Cash Equivalents	$574,716	$694,027	$283,970
Accounts Receivable	$97,159	$61,105	$97,087
Short-term Debt	$671,672	$547,380	$442,787
Long-term Debt	$2,695,365	$2,574,892	$2,479,037
Revenue	$10,033,045	$10,977,191	$9,235,417
Cost of Goods Sold	$2,634,753	$2,823,255	$2,466,945
Taxes	$0	$0	$0
Net Income	$143,608	-$63,437	-$73,328

Recognition:

MoMo West, LLC (DBA MoMo Paradise) has grown into a beloved destination for shabu-shabu and sukiyaki in Southern California, with a loyal following that inspires them to continue growing. As they expand to Irvine, they remain dedicated to bringing people together through food, creating memorable experiences, and honoring the traditions that sparked their journey.

About:

MoMo West, LLC (DBA MoMo Paradise) was born from a shared passion for authentic Japanese dining and a desire to bring something truly special to the U.S. restaurant scene. Their mission is to provide an exceptional dining experience that blends traditional Japanese culinary excellence with warm, heartfelt hospitality.

For more information, contact our Customer Support Team at support@thesmbx.com

